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                             October 29, 2021

       Marc de Garidel
       Chief Executive Officer
       CinCor Pharma, Inc.
       4375 Medpace Way
       Cincinnati, OH 45227

                                                        Re: CinCor Pharma, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
14, 2021
                                                            CIK No. 0001868734

       Dear Mr. de Garidel:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. Please delete your statement that "you believe CIN-107 has the potential to dramatically improve the paradigm
for patients suffering from hypertension, or high blood pressure."
                                                        Your statements
regarding the data from the clinical trial should be limited to objective observations and the
next steps in the development process. Predictions related to efficacy and
comparisons to currently available treatments are not appropriate.
   2. We note your disclosure here and elsewhere in the prospectus of a review that you conducted of blinded,
preliminary safety data from your ongoing BrigHtn trial. Please
 Marc de Garidel
FirstName LastNameMarc  de Garidel
CinCor Pharma,  Inc.
Comapany
October 29,NameCinCor
            2021       Pharma, Inc.
October
Page 2 29, 2021 Page 2
FirstName LastName
         limit this disclosure to provide it once in the summary, rather than providing it in multiple sections within the summary. Additionally, clearly state that due to the blinded nature of the study you currently do not know if participants receiving CIN-107 experienced any decrease in blood pressure or of the decreases in blood pressure differed from participants receiving a placebo. Clearly explain the potential consequences of the lack of quality control measures and revise the statement that you will not know whether treatment with
         CIN-107 lowers blood pressure in a meaningful way until completion of the trial, validation of the data and statistical analysis to clarify that you will not know if treatment with CIN-107 lowers blood pressure in a meaningful way until all clinical trials have been conducted and the FDA makes its efficacy determination. We also note that the disclosure compares the preliminary safety data from your ongoing BrigHtn trial to data from placebo cohorts in previous placebo-controlled trials for hypertension conducted by others. Given your disclosure that you do not know how comparable the data from placebo cohorts in those studies may be to your ongoing trial, it does not appear appropriate for you to make this comparison in the prospectus. Please revise the disclosure in the Business section and elsewhere in the prospectus to remove this comparison.
CIN-107 Overview, page 3

3. We note your revisions in response to prior comments 1 and 3. Please remove or revise the following statements to eliminate any suggestion that your product candidate is or will be effective:

                Replace your reference to a "substantial reduction" in aldosterone levels observed in the CIN-107 10 mg dose group in the single ascending dose Phase 1 clinical trial
              (page 3) to quantified disclosure of the reduction;
                Replace your statement that the results from your single ascending dose Phase 1 clinical trial "confirmed" the high selectivity of CIN-107 for aldosterone synthesis over cortisol synthesis with the trial observations that that led you to your conclusion (page 103); and
                Delete the statement that your the results from your multiple ascending dose Phase 1 clinical trial "confirmed" the ability of CIN-107 to significantly lower aldosterone levels (page 104).

         You may provide a summary of the objective observations from your trials without stating your conclusions, and such discussion is more appropriate in the Business section where full and proper context can be provided. Your disclosure should not indicate that the candidate is safe or that the observations were a result of the use of the product candidate.
 Marc de Garidel
CinCor Pharma, Inc.
October 29, 2021
Page 3

        You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNameMarc de Garidel
                                                          Division of
Corporation Finance
Comapany NameCinCor Pharma, Inc.
                                                          Office of Life
Sciences
October 29, 2021 Page 3
cc:       Ryan Sansom, Esq.
FirstName LastName